UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

ANACOR PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101

(CUSIP Number of Class of Securities)

Ryan T. Sullivan

Executive Vice President and General Counsel

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303-4230

(650) 543-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael Davis

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A:	Opinion of Citigroup Capital Markets Inc., dated May 14, 2016.
Annex B:	Section 262 of the General Corporation Law of the State of Delaware.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a). Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 1020 East Meadow Circle, Palo Alto, CA 94303-4230, and its telephone number is (650) 543-7500.

(b). Securities.

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of the close of business on May 24, 2016, there were 45,444,071 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a). Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in “Subject Company Information—Name and Address” in Item 1(a) above.

(b). Tender Offer.

This Statement relates to the tender offer by Quattro Merger Sub Inc. (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Pfizer Inc. (“Pfizer”), a Delaware corporation, to purchase any and all of the outstanding Shares at a price of $99.25 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), including the Minimum Condition (as described below and in the Offer to Purchase). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offeror and Pfizer with the Securities and Exchange Commission (the “SEC”) on May 26, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.

The Offeror commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on May 26, 2016. The Offer is scheduled to expire at the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016 (the “Expiration Date,” unless the Offeror shall have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 14, 2016, by and among the Company, Pfizer and the Offeror (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after (and in no event later than the business day following) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Pfizer. At the effective time of the Merger (the “Effective Time”), each

Share outstanding immediately prior to the Effective Time (other than treasury Shares held by the Company and any Shares owned by Pfizer, the Offeror or any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive the Offer Price in cash, without interest, subject to any required withholding of taxes (the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Offer and the Merger are sometimes referred to collectively in this Statement as the “Proposed Transaction.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition (as described below and in the Offer to Purchase) and (iii) the Governmental Authority Condition (as described below and in the Offer to Purchase). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the Expiration Date, together with the Shares then owned by Pfizer and the Offeror, represents at least a majority of the Shares then outstanding. The “Regulatory Condition” requires that any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer or the Merger has expired or been terminated. The “Governmental Authority Condition” requires that there is not in effect any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in Section 15 of the Offer to Purchase.

As set forth in the Offer to Purchase, subject to applicable law and certain limitations, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Shares in the Offer will be delayed. Pursuant to the Merger Agreement and subject to certain limitations set forth therein, the Offer is required to remain open until such time as (i) all of the conditions to the Offer described in the Offer to Purchase are satisfied or waived and the Offeror accepts the Shares tendered or (ii) the Offeror is permitted to terminate the Offer. In addition, the Offeror will extend the Offer, to the extent required by applicable United States federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer. During any of such extensions of the Offer, all Shares tendered in the Offer and not withdrawn will remain subject to withdrawal rights. All holders of Shares that validly tendered, and did not validly withdraw, their Shares into the Offer prior to the Expiration Date, as extended, will receive the same price per Share regardless of whether they tendered before or during any extension period of the Offer.

The foregoing summary of the Proposed Transaction and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and by the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

As set forth in the Schedule TO, Pfizer’s and the Offeror’s principal executive offices are located at 235 East 42nd Street, New York, NY 10017-5755 and their telephone number is (212) 733-2323.

The Company has made information relating to the Offer available at www.anacor.com, and the Company has filed this Statement, and Pfizer and the Offeror have filed the Schedule TO, with the SEC. The information relating to the Offer, including the Schedule TO, the Offer to Purchase, the Letter of Transmittal and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Item 3, or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Pfizer, the Offeror or their respective executive officers, directors or affiliates.

(a). Arrangements with Pfizer and the Offeror.

Agreement and Plan of Merger.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement, and which is incorporated by reference herein.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Pfizer, the Offeror, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the security holders of Pfizer or the Company. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Pfizer, the Offeror, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Pfizer and the Company publicly file.

The Confidentiality Agreement

The Company and Pfizer entered into a customary Confidentiality Agreement, dated April 19, 2016 (as it may be amended from time to time, the “Confidentiality Agreement”), in connection with a possible transaction involving the Company. Under the Confidentiality Agreement, Pfizer agreed, subject to certain exceptions, to keep confidential any confidential information concerning the Company furnished by the Company to Pfizer or its representatives, and also agreed to abide by certain standstill provisions for a term of four months (which such provisions automatically terminate before the expiration of such term in certain situations). The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(b). Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Proposed Transaction and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board of Directors of the Company (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Proposed Transaction on Shares, Company Stock Options, Company Restricted Stock Units and Company Employee Stock Purchase Plan.

Executive officers and directors of the Company hold Shares as well as options to purchase Shares (each, a “Company Option”) and Company restricted stock units (“RSUs”) under Company Plans (as defined in the Merger Agreement), and executive officers may participate in the Company’s employee stock purchase plan (the “ESPP”).

Shares.

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. At the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the Merger Consideration.

The following tables show the number of Shares owned by each director and executive officer of the Company as of May 18, 2016 and the cash consideration that each director and executive officer would be entitled to receive in respect of such Shares in connection with the Proposed Transaction:

Non-Employee Director	Number of Shares	Total Payments in Respect of Shares
Anders D. Hove, M.D.	33,092	$3,284,381
Keith R. Leonard, Jr.	—	—
Mark Leschly	—	—
William J. Rieflin (1)	89,000	$8,833,250
Lucy Shapiro, Ph.D.	—	—
Wendell Wierenga, Ph.D.	—	—

Total	122,092	$12,117,631

(1)	Represents 89,000 Shares held by a family trust.

Executive Officer	Number of Shares	Total Payments in Respect of Shares
Paul L. Berns	50,532	$5,015,301
Graeme Bell	—	—
Vincent P. Ippolito	21,855	$2,169,109
Ryan T. Sullivan	6,983	$693,063
Lee T. Zane, M.D.	35,270	$3,500,548

Total	114,640	$11,378,021

Equity-Based Incentive Awards.

Under the Merger Agreement, generally each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, and each unvested RSU that is outstanding immediately prior to the Effective Time, whether time-based or performance-based, will be canceled and converted into the right to receive a cash payment at the Effective Time equal to (i) the total number of Shares underlying such Company Option or RSU multiplied by (ii) the Offer Price less, in the case of Company Options, the exercise price, less any required tax withholding. If the exercise price per Share of any Company Option is equal to or greater than the Offer Price, such Company Option will be canceled without payment of any consideration to the holder thereof. None of the Company’s executive officers or directors hold any Company Options with an exercise price equal to or greater than the Offer Price. There are certain exceptions to the foregoing for equity awards for new hires offered but not granted prior to May 14, 2016, and for certain consultant awards, each of which will be earned and paid in cash over the originally contemplated vesting schedule.

The tables below set forth information regarding both the vested and unvested Company Options and the unvested RSUs held by the Company’s directors and executive officers as of May 18, 2016, which would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger:

Non-Employee Director	Number of Vested Company Options	Weighted Average Exercise Price of Vested Company Options	Number of Unvested Company Options to be Accelerated	Weighted Average Exercise Price of Unvested Company Options	Number of Unvested RSUs (Time- Based)	Total Consideration for Company Options and RSUs
Anders D. Hove, M.D. (1)	91,254	$10.13	342	$69.40	794	$8,221,795
Keith R. Leonard, Jr. (2)	12,754	$30.46	18,342	$15.25	794	$2,496,880
Mark Leschly	102,754	$9.71	342	$69.40	794	$9,289,510
William J. Rieflin	4,036	$69.40	367	$69.40	853	$216,090
Lucy Shapiro, Ph.D.	12,067	$31.58	342	$69.40	794	$905,551
Wendell Wierenga, Ph.D.	12,754	$38.41	18,342	$26.30	794	$2,192,860

Total	235,619		38,077		4,823	$23,322,686

(1)	Under an agreement between Dr. Hove and VR Management, LLC (“VRM”), Dr. Hove is deemed to hold Company Options and RSUs held by him at the direction, and for the sole benefit, of VRM.
(2)	See “Interest in Securities of the Subject Company” in Item 6 below for a description of an exercise of Company Options by Mr. Leonard occurring after May 18, 2016, which reduced the number of vested Company Options held by Mr. Leonard.

Executive Officer	Number of Vested Company Options	Weighted Average Exercise Price of Vested Company Options	Number of Unvested Company Options to be Accelerated	Weighted Average Exercise Price of Unvested Company Options	Number of Unvested RSUs (Time- and Performance- Based)	Total Consideration for Company Options and RSUs
Paul L. Berns	284,531	$22.85	267,357	$40.62	207,253	$57,985,572
Graeme Bell	—	—	54,092	$73.82	28,018	$4,156,567
Vincent P. Ippolito	24,173	$26.95	90,526	$40.17	58,060	$12,858,623
Ryan T. Sullivan	18,118	$25.38	67,865	$50.33	35,749	$8,206,478
Lee T. Zane, M.D.	199,280	$9.94	81,922	$35.67	19,499	$24,941,869

Total	526,102		561,762		348,579	$108,149,109

Under the Company’s independent director compensation program, the Company’s non-employee directors are entitled to receive annual equity awards on the date of each annual meeting of stockholders of the Company. The Company expects that the awards scheduled to be granted at the Company’s 2016 annual meeting of stockholders will be paid in cash in lieu of equity.

Company Employee Stock Purchase Plan.

Under the Merger Agreement, the offering period and purchase period in progress as of the date of the Merger Agreement under the ESPP will continue in accordance with its terms, and the final purchase under the ESPP will occur no later than ten business days prior to the Effective Time. The ESPP will terminate effective as of no later than the business day prior to the Effective Time.

Employment and Change of Control Agreements.

The Company is party to agreements with its executive officers that provide for the severance payments and benefits described below upon a termination of employment either by the Company without cause or by the executive officer for good reason (each, a “Qualifying Termination”) in connection with a change of control.

Pursuant to the employment agreement between the Company and Paul L. Berns, Chairman of the Board, President and Chief Executive Officer of the Company, if Mr. Berns is involuntarily terminated without “cause”

or terminates his employment for “good reason” from 90 days prior to, through 12 months following, the effective date of a “change of control” of the Company, and subject to his execution of a general release of claims in favor of the Company, he will be entitled to receive (i) a lump-sum severance payment in an amount equal to 24 months of his base salary in effect at the time of termination (or, if greater, on the date of the change of control), payable 60 days following termination; (ii) a lump-sum payment equal to the greater of (a) two times the annual bonus paid to him for the year prior to his employment termination, or (b) two times the target annual bonus he is eligible to receive for the year in which his employment terminates, payable 60 days following termination; (iii) a pro-rated annual bonus for the year of termination, payable 60 days following termination; (iv) reimbursement (or payment of equivalent value) for up to 24 months of health insurance coverage; (v) full vesting of all outstanding equity awards held at termination; and (vi) payment for outplacement counseling and services for three months.

Under the Company’s change of control agreements with its executive officers (other than Mr. Berns), in the case of an involuntary termination of employment of an executive officer (other than Mr. Berns) without cause or a resignation by such executive officer for good reason, in each case from 90 days prior to, through 12 months following, the effective date of a change of control, such executive officer is entitled to (i) aggregate cash severance in an amount equal to 12 months of such officer’s base salary in effect immediately prior to the change of control, payable over 12 months; (ii) continued health insurance benefits for up to 12 months following termination; and (iii) full vesting of all outstanding equity awards held at termination.

Under Mr. Berns’s employment agreement and the other executive officers’ change of control agreements with the Company, if any severance and acceleration of vesting benefit the officer would receive would constitute a “parachute payment” within the meaning of Section 280G of the United States Internal Revenue Code of 1986 (the “Code”), and would be subject to the excise tax imposed by Section 4999 of the Code, then such benefit will be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such benefit being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by the officer on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.

For an estimate of the value of the payments and benefits described above that would become payable under these agreements with each of the Company’s Named Executive Officers (as defined below) in the event of a Qualifying Termination, see “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Information Regarding Merger-Related Compensation” in this Item 3(b) below.

Compensation Arrangements Entered Into in Connection with the Merger.

Annual Bonuses and Retention Pool.

Under the Merger Agreement, the Company or the Surviving Corporation will pay to each employee of the Company who continues as an employee as of the Effective Time (each, a “Continuing Employee”) a pro rata portion of such employee’s target bonus amount under the Company’s 2016 annual bonus program. An employee who is entitled to receive a pro-rated bonus on termination under any other arrangement (such as under Mr. Berns’s employment agreement) will not receive duplicative payments. In addition, within 60 days of December 31, 2016, Pfizer or the Surviving Corporation will pay to each Company employee who continues as an employee through the payment date a pro rata portion of such employee’s target bonus amount representing the period from the Effective Time through the end of 2016.

Under the Merger Agreement, the Company may implement a retention pool of up to $12.5 million in the aggregate between the date of the Merger Agreement and the date of consummation of the Proposed Transaction, with 50% of the individual retention amounts payable subject to continued employment on the six-month anniversary of the Effective Time and 50% of the individual retention amounts payable subject to continued

employment on the 12-month anniversary of the Effective Time, or upon certain earlier terminations of employment. As of the date of this Statement, no awards have been made under this retention pool, and individual amounts, if any, that may be paid to the executive officers have not been determined.

Executive Officer and Director Arrangements Following the Merger.

While, as of the date of this Statement, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Pfizer or its affiliates regarding continued service with Pfizer or its affiliates after the Effective Time, it is possible that Pfizer or its affiliates may enter into service, employment or other arrangements with the Company’s directors and executive officers in the future.

Continuing Employee Benefits.

Under the Merger Agreement, Pfizer has agreed that each Continuing Employee will receive, until the first anniversary of the Effective Time (or, such shorter period of employment, as the case may be), (i) an annual rate of salary, wages or commissions that is no less favorable than the annual rate of salary, wages or commissions provided to such Continuing Employee as of immediately prior to the Expiration Date, (ii) cash bonus opportunities and aggregate employee benefits that are no less favorable than the cash bonus opportunities or aggregate employee benefits, as applicable, provided to such Continuing Employee as of immediately prior to the Expiration Date and (iii) severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible immediately prior to the Expiration Date, but in no event less than six months of the annual rate of salary or wages provided to such Continuing Employee as of immediately prior to the Expiration Date.

In addition, Pfizer has agreed to recognize service rendered by each Continuing Employee to the Company prior to the Effective Time for purposes generally of eligibility, vesting, and benefit accrual and determination under the employee benefit plans of Pfizer or the Surviving Corporation to the same extent such service was recognized under a similar Company employee benefit plan (but not to the extent that such crediting would result in a duplication of benefits for the same period of service or for any purposes under any cash or equity incentive compensation plan, defined benefit pension plan, postretirement welfare plan or benefit plan under which similarly situated employees of Pfizer and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation).

Pfizer has also agreed to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Effective Time and to credit each Continuing Employee for any co-payments, deductibles, offsets or similar payments made under any employee benefit plan of the Company or any of its subsidiaries during the plan year (which includes the acceptance time for the Offer) for purposes of satisfying any applicable co-payment, deductible, offset or similar requirements under the comparable plans of Pfizer, the Offeror or any of their respective subsidiaries.

Pfizer has also agreed to use commercially reasonable efforts to (A) cause any pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements to be waived to the extent that such limitations and exclusions were inapplicable to, or had been satisfied, under the corresponding Company welfare benefit plan and (B) provide credit for deductibles, coinsurance, co-payments and maximum out-of-pocket benefits to the extent such expenses would have been credited under the corresponding Company welfare benefit plan.

Indemnification and Insurance.

Under the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies of the Surviving

Corporation for a period of time following the Effective Time. This indemnification and this insurance coverage are further described in the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Proposed Transaction on Director and Officer Indemnification and Insurance” in this Item 3(b) below.

Information Regarding Merger-Related Compensation.

The information set forth below is intended to comply with Item 402(t) of Regulation S-K under the Securities Act of 1933 (the “Securities Act”) regarding the compensation for each of the Company’s executive officers who were named executive officers in the Company’s most recent proxy statement filing with the SEC (the “Named Executive Officers”) that is based on or otherwise relates to the Proposed Transaction.

The table below assumes that (i) the consummation of the Proposed Transaction, and thus the date of the “change in control” for purposes of calculating the amounts set forth below, occurred on May 18, 2016, (ii) the employment of the Named Executive Officer was terminated by the Company without cause or by the Named Executive Officer for good reason on such date, and (iii) no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 280G of the Code to such payments. In addition, the amounts set forth below are estimated based on the Offer Price. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a Named Executive Officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in this Item 3(b) above.

Named Executive Officer	Cash Severance (1)	Equity (2)	Perquisites/ Benefits (3)	Other— Maximum Retention Payment (4)	Total
Paul L. Berns	$2,649,385	$36,246,104	$78,554	$12,500,000	$51,474,043
Graeme Bell	$505,704	$4,156,567	$24,417	$12,500,000	$17,186,688
Vincent P. Ippolito	$505,704	$11,110,914	$32,814	$12,500,000	$24,149,432
Ryan T. Sullivan	$505,704	$6,868,231	$29,720	$12,500,000	$19,903,655
Lee T. Zane, M.D.	$475,956	$7,144,006	$9,848	$12,500,000	$20,129,810

(1)	Includes double-trigger cash severance payments of (a) 12 months (or 24 months for Mr. Berns) of base salary in effect as of May 18, 2016 and (b) in the case of Mr. Berns, two times his target bonus as in effect for 2016. Also includes a pro-rated target bonus through May 18, 2016 for each Named Executive Officer, as provided under the Merger Agreement for all employees who remain employed through the Effective Time. The Company’s obligation to pay the cash severance payments and benefits to the Named Executive Officers is conditioned on the applicable Named Executive Officer executing and not revoking a release of claims in favor of the Company. The terms and conditions of the severance benefits are further described under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Employment and Change of Control Agreements” in this Item 3(b) above.
(2)

Represents the intrinsic values of the unvested Company Options and the values of the unvested Company RSUs held by the Named Executive Officers that will become vested in connection with the Merger, assuming a price per Share equal to $99.25 and the number of unvested Company Options and RSUs set forth under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Equity-Based Incentive Awards” in this Item 3(b) above. As described above, pursuant to the Merger Agreement, generally each Company Option and RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested and whether time-based or performance-based, will be canceled and converted into the right to receive a cash payment at the Effective Time equal to (i) the total number of Shares underlying such Company Option or RSU multiplied by (ii) the

Offer Price less, in the case of Company Options, the exercise price, less any required tax withholding. The following table breaks out the components of the unvested Company Options and unvested RSUs for each Named Executive Officer:

Named Executive Officer	Company Options	RSUs (Time-Based and Performance-Based)	Total
Paul L. Berns	$15,676,244	$20,569,860	$36,246,104
Graeme Bell	$1,375,780	$2,780,787	$4,156,567
Vincent P. Ippolito	$5,348,459	$5,762,455	$11,110,914
Ryan T. Sullivan	$3,320,143	$3,548,088	$6,868,231
Lee T. Zane, M.D.	$5,208,730	$1,935,276	$7,144,006

(3)	Represents double-trigger severance benefits in the form of the estimated cost of continuing health insurance benefits for the Named Executive Officers. For Mr. Berns, also includes an estimated cost of $20,000 to the Company relating to outplacement counseling and services for three months.
(4)	As described above, under the Merger Agreement, the parties have agreed to the establishment of an employee retention pool of up to $12,500,000 in the aggregate to provide retention bonuses as deemed appropriate, with 50% of the individual retention amounts payable subject to continued employment on the six-month anniversary of the Effective Time and 50% of the individual retention amounts payable subject to continued employment on the 12-month anniversary of the Effective Time, or upon certain earlier terminations of employment. As of the date of this Statement, no awards have been made under this retention pool, and individual amounts, if any, that may be paid to the Named Executive Officers have not been determined. Therefore, the above table assumes that the maximum amount payable under the retention pool could be paid to any of the Named Executive Officers, although the maximum retention pool will not exceed $12,500,000 for all participants in the aggregate.

Effect of the Proposed Transaction on Director and Officer Indemnification and Insurance.

Pursuant to the terms of the Merger Agreement, for six years after the Effective Time, the Surviving Corporation will, and Pfizer will cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time to the fullest extent permitted by applicable law. The Surviving Corporation will also be required to (and Pfizer will be required to cause the Surviving Corporation to) advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of any action, claim, suit, investigation or proceeding arising out of or relating to matters that would be indemnifiable pursuant to the terms of the Merger Agreement (subject to the execution by such Indemnified Person of an appropriate undertaking to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification).

In addition, prior to the Effective Time, the Company will (after consultation with Pfizer) or, if the Company is unable to, Pfizer will cause the Surviving Corporation as of the Effective Time to, obtain and maintain in effect for six years following the Effective Time an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with a minimum “A-” AM Best rating with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Company’s D&O Insurance in place as of the date of the Merger Agreement will be maintained in effect, for a period of at least six years from and after the Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of the Merger Agreement. Notwithstanding the foregoing, in no event will Pfizer or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the premium amount per annum for the Company’s existing policies.

The Company has also entered into indemnification agreements (collectively, the “Indemnification Agreements”) with its directors and officers (the “Indemnitees”). The Indemnification Agreements provide for indemnification and expense reimbursement for actual, threatened, pending or completed proceedings in which the Indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, by reason of the fact that the Indemnitee is or was a director, officer, employee, consultant, agent or fiduciary of or to the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by Indemnitee in any such capacity (“Proceedings”).

Among other things, the Indemnification Agreements require the Company to indemnify each Indemnitee against all expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection therewith) actually and reasonably incurred by such Indemnitee, or on such Indemnitee’s behalf, in connection with a Proceeding, provided that the Indemnitee acted in good faith and in keeping with such Indemnitee’s duty of loyalty to the Company or its stockholders and without intentional misconduct or a knowing violation of the law.

If an Indemnitee is not wholly successful in the Proceedings, the Company will indemnify the Indemnitee for the portion of all expenses actually and reasonably incurred to which the Indemnitee is entitled.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, a copy of which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a). Recommendation of the Board.

The Board, during a meeting held on May 13, 2016, by unanimous vote of all directors of the Company, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Proposed Transaction, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, authorized, approved and declared advisable in all respects the Merger Agreement and the Proposed Transaction and (iii) resolved, subject to the provisions of Section 7.03(b) of the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

Accordingly, and for the other reasons described in more detail below, subject to the provisions of Section 7.03(b) of the Merger Agreement, the Board hereby recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

(b). Background and Reasons for the Board’s Recommendation.

Background of the Proposed Transaction.

The Board and management of the Company regularly evaluate and consider the Company’s historical performance, future growth prospects, overall strategic goals and objectives and various opportunities to enhance stockholder value, as well as industry conditions and developments. As part of this ongoing evaluation process, following the Company’s July 13, 2015 announcement (the “Phase 3 Announcement”) of positive top-line results from its two Phase 3 pivotal studies of its lead product development candidate, crisaborole topical ointment, 2% (“crisaborole”), the Board and management reviewed discussions between management and executives of other companies within the pharmaceutical industry. The topics of such discussions included, among other things, developments in the pharmaceutical industry generally, potential areas of collaboration and possible strategic transactions involving the Company.

At a meeting of the Board on July 27, 2015, management updated the Board with respect to, among other topics, recent preliminary interest in the Company following the Phase 3 Announcement and the next steps for the regulatory approval and commercial launch of crisaborole. Representatives of Citigroup Global Markets Inc. (“Citi”) also attended the meeting at the invitation of the Board. The Citi representatives reviewed and discussed with the Board various potential financing and strategic opportunities for the Company, as well as certain preliminary financial analyses relating to the Company. The Board then discussed the risks inherent in the commercialization of crisaborole, if approved, and the preliminary interest in the Company after the Phase 3 Announcement. Following its discussion, the Board instructed management to continue to evaluate the Company’s strategic options, including by engaging in preliminary confidential and exploratory discussions with companies that had previously indicated preliminary interest in pursuing a potential transaction involving the Company or its products.

During the weeks of August 3 and August 10, 2015, Paul L. Berns, Chairman of the Board, President and Chief Executive Officer of the Company, and other members of management had conversations or meetings with representatives of several publicly traded pharmaceutical companies, including the companies referred to in this Statement as Party A and Party B, to discuss a potential strategic transaction involving the Company.

During the week of August 10, 2015, Mr. Berns met with the Chief Executive Officer of Party A (the “Party A CEO”). At such meeting, the Party A CEO informed Mr. Berns that Party A was interested in conducting due diligence and exploring a potential acquisition of the Company. The Party A CEO further indicated that, subject to Party A’s review of limited, confidential due diligence information regarding the Company, Party A could be in a position to provide an indicative valuation range in the near term. That same week, Mr. Berns spoke with the Chief Executive Officer of Party B (the “Party B CEO”). Following such discussions with the Party A CEO and the Party B CEO, Mr. Berns telephoned William J. Rieflin, the Company’s independent lead director, to inform him of the discussions.

On August 18, 2015, the Board held a telephonic meeting to receive a corporate development update from management and a presentation from representatives of Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to the Company, regarding the fiduciary duties of the Board in the context of considering a potential strategic transaction involving the Company. At the meeting, the Board discussed Party A’s preliminary interest in exploring a potential strategic transaction with the Company and determined that it was in the best interests of the Company and its stockholders to continue preliminary discussions with Party A and with other companies, including Party B, that had expressed a preliminary interest in exploring a potential strategic transaction with the Company and, subject to their execution of satisfactory nondisclosure agreements, to provide Party A and such other companies, including Party B, with limited due diligence information regarding the Company to facilitate the submission of an indication of interest for the Company.

Following the August 18, 2015 telephonic meeting of the Board, representatives of the Company and representatives of Party B met to discuss a potential strategic transaction involving the Company.

On August 19, 2015, the Company executed a confidentiality and standstill agreement with Party A.

On August 26, 2015, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. At the meeting, representatives of Citi discussed with the Board certain recent market trends in the pharmaceutical industry, and the Board received an update from Mr. Berns regarding his recent discussions with companies which had expressed a preliminary interest in a potential strategic transaction involving the Company. The Board instructed management to continue to engage in preliminary discussions with such companies regarding a potential strategic transaction.

On August 27, 2015, the Company executed a confidentiality and standstill agreement with Party B.

From August 27, 2015 to September 15, 2015, representatives of the Company, including Mr. Berns, engaged in meetings and discussions with representatives of Party A and Party B, regarding their respective interest in a potential strategic transaction with the Company and the provision of due diligence information. These meetings included presentations on the Company’s business and operations made by management to representatives of Party B and Party A on August 31, 2015 and September 9, 2015, respectively.

On September 15, 2015, the Company received a preliminary non-binding indicative proposal from Party A (the “September 15 Party A Proposal”), subject to, among other conditions, satisfactory completion of Party A’s due diligence and Party A securing firm commitments for required financing in advance of signing a definitive agreement, to acquire the Company for cash consideration reflecting a total enterprise value in the range of $7.6 billion to $8.0 billion. The September 15 Party A Proposal stated that Party A expected to be able to complete due diligence and sign a definitive agreement in approximately three weeks, during which time Party A requested that the Company agree to negotiate exclusively with Party A.

Following receipt of the September 15 Party A Proposal, Mr. Berns spoke with the Party A CEO, who expressed Party A’s interest in announcing a strategic transaction with the Company quickly, and cautioned that Party A might withdraw the September 15 Party A Proposal if the Company did not grant Party A its request for exclusivity or if the Company informed other companies of the September 15 Party A Proposal.

On September 16, 2015, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. At the meeting, Mr. Berns discussed the September 15 Party A Proposal with the Board and described management’s ongoing contacts with other potential counterparties to a strategic transaction. The Board discussed with Citi potential responses to the September 15 Party A Proposal and weighed the potential benefits of a broader outreach to other potential counterparties against the risk of leaks inherent in such a process and the potential risk of delays in engaging with Party A.

On September 17, 2015, the Board held a telephonic meeting with representatives of management and Davis Polk initially present. At the meeting, representatives from Davis Polk again reviewed with the Board its fiduciary duties in connection with its consideration of the September 15 Party A Proposal and, more generally, in connection with a potential change of control transaction and other strategic alternatives involving the Company. The Board then discussed its reactions to the September 15 Party A Proposal and Party A’s request to enter into an exclusivity agreement with the Company. The Board invited representatives of Citi to join the meeting to review with the Board certain preliminary financial analyses in reference to the September 15 Party A Proposal. Representatives of Citi calculated the per Share valuation of the September 15 Party A Proposal to be approximately between $150.45 and $158.11 based upon information relating to the Company’s capitalization provided by management, while the Company’s closing Share price on September 15, 2015 was $140.49. Following a discussion and consideration of the financial analyses provided by Citi, the Board instructed management to work with Party A in completing its due diligence on the Company with the goal of developing a more definitive revised proposal. The Board also determined that it was not in the best interests of the Company to grant exclusivity to Party A in light of the ongoing discussions between management and representatives of other potential counterparties to a strategic transaction. The Board authorized management to continue a selective outreach to potential counterparties that had previously indicated a preliminary interest in the Company and that might be expected to be in a strategic and financial position to undertake an acquisition of the Company, but reiterated to management that the Board had not yet made any decision concerning the potential sale of the Company.

Following the Board meeting on September 17, 2015, Mr. Berns spoke with the Party A CEO to convey the Company’s response to the September 15 Party A Proposal.

On September 18 and 19, 2015, representatives of the Company spoke with representatives of Party A to discuss the due diligence process and information that would be helpful to Party A in developing an improved proposal for the Company.

On September 20, 2015, the Chief Executive Officer of a publicly traded pharmaceutical company referred to in this Statement as Party C (the “Party C CEO”) discussed with Mr. Berns Party C’s interest in a potential strategic transaction and the provision of due diligence information to Party C.

Throughout the week of September 21, 2015, representatives of the Company participated on due diligence calls with representatives of Party A.

On September 22, 2015, the Company executed a confidentiality and standstill agreement with Party C.

On September 23, 2015, Mr. Berns spoke with the Party A CEO to discuss Party A’s ongoing due diligence process. The Party A CEO informed Mr. Berns that Party A hoped to present the potential acquisition of the Company for the approval of the board of directors of Party A in the near term.

On September 24, 2015, the Board held a regularly scheduled meeting with representatives of management, Citi and Davis Polk in attendance. At the meeting, the Board discussed, among other things, the progress with Party A over the past week. Management also updated the Board on its discussions with Party B and Party C, noting that management was in the process of attempting to schedule a meeting with representatives of Party C. The Board discussed with the representatives of management, Citi and Davis Polk the benefits and risks of performing a “market check” to gauge the interest of other potential counterparties in a strategic transaction with the Company. The Board agreed that potential counterparties should be offered sufficient opportunity to undertake due diligence on the Company but also considered, among other things, Party A’s proposed timeline for approving a transaction in the near term, the effect that a broad and extended due diligence process could have on the Company’s ongoing operations and the risk of leaks inherent in such a process. Following its discussion, the Board concluded that it was in the best interests of the Company’s stockholders to reach out to parties that had the financial ability to consummate a transaction with the Company and that either had previously expressed interest in the Company or might be expected to have a strategic interest in the Company. The Board instructed Citi and/or management to contact and gauge the interest of Party B and Party C, as well as several other companies (including Pfizer) that management and Citi identified as potentially having a strategic interest in the Company, as well as the financial resources necessary to consummate a potential strategic transaction with the Company. After the Citi representatives left the meeting, the Board discussed whether to formally engage Citi as the Company’s financial advisor. The Board considered, among other things, the fact that Citi was an internationally recognized investment banking and financial advisory firm whose senior professionals had substantial experience advising companies in the pharmaceutical industry as well as significant experience providing strategic and financial advisory services. Following discussion, the Board authorized management to negotiate and enter into an engagement letter with Citi (the “Engagement Letter”).

Also on September 24, 2015, the Party A CEO informed Mr. Berns that Party A expected to provide the Company with a revised proposal by September 26, 2015. Mr. Berns then spoke with the Party C CEO to discuss a potential strategic transaction between the Company and Party C.

Later that same day, representatives of Citi contacted representatives of the companies (including Pfizer) that the Board had instructed Citi to contact. Citi also provided certain of those parties who had not entered into a confidentiality and standstill agreement with the Company with non-confidential management presentation materials regarding the Company.

On September 25, 2015, Mr. Berns spoke with the Party C CEO to discuss Party C’s interest in a potential strategic transaction involving the Company and spoke with each of the Party A CEO and the Party B CEO to discuss their companies’ respective due diligence processes with the Company. The Party B CEO expressed to Mr. Berns a belief that Party B would be in a position to potentially progress quickly to a transaction with the Company on a short timeframe.

Also on September 25, 2015, representatives of Citi spoke with representatives of Party B regarding a potential strategic transaction involving the Company.

On September 28, 2015, the Company and Citi entered into the Engagement Letter.

On September 29, 2015, management and Citi held an informational call regarding the Company with representatives of one of the parties that Citi had contacted on September 24, 2015. On the same day, representatives of Citi spoke with representatives of Party B to inform them that additional due diligence documents would not be made available to Party B until it presented the Company with an indication of valuation, which Citi recommended that Party B provide by October 1.

Also on September 29, 2015, representatives of Citi received responses from several companies, including Party C and Pfizer, indicating that they were not interested in pursuing a strategic transaction with the Company.

On September 30, 2015, the Party C CEO called Mr. Berns to express that Party C was not interested in pursuing a strategic transaction with the Company.

Also on September 30, 2015, representatives of Party A discussed with management certain follow-up inquiries arising from Party A’s due diligence investigation of the Company.

On October 1, 2015, representatives of Citi called representatives of the remaining companies that it had contacted on September 24, 2015 to inquire as to their responses to a potential strategic transaction opportunity with the Company.

On October 2, 2015, the Company received a revised non-binding indicative proposal from Party A (the “October 2 Party A Proposal”), subject to, among other conditions, satisfactory completion of Party A’s due diligence and Party A securing firm commitments for required financing in advance of signing a definitive agreement, to acquire the Company for cash consideration reflecting a total enterprise value for the Company of $6.5 billion and a one-time contingent payment of $500 million (approximately $9.69 per Share on a nominal basis), payable in the event that cumulative net sales of crisaborole in the United States exceed $1 billion during the 24-month period commencing on the last day of the calendar month preceding the calendar month in which crisaborole is launched in the United States. The October 2 Party A Proposal stated that Party A expected to be able to complete its remaining due diligence within approximately 10 days. Following the Company’s receipt of the October 2 Party A Proposal, the Party A CEO called Mr. Berns to discuss the terms thereof.

On October 3, 2015, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. The Citi representatives presented to the Board the responses to date from the “market check” of potential alternative counterparties to a strategic transaction, noting that none of the companies contacted had expressed interest in a potential strategic transaction with the Company. Representatives of Citi also described for the Board recent events in the pharmaceutical industry that had resulted in a weakening of the Company’s Share price and the share prices of other pharmaceutical companies, including certain of those with which the Company had been engaged in preliminary discussions regarding a potential transaction. Mr. Berns updated the Board as to the status of discussions with Party A and reviewed with the Board the October 2 Party A Proposal. Mr. Berns stated that the October 2 Party A Proposal reflected a revised valuation of the Company based on recent market volatility and Party A’s ongoing due diligence on the Company and its assets. Mr. Berns informed the Board that management was working to provide all requested remaining due diligence information to representatives of Party A. Following a discussion with the Citi representatives and management, the Board instructed Mr. Berns to inform Party A that the Company was willing to work with representatives of Party A to assist them in developing a revised proposal reflecting a higher valuation for the Company. Following the Board meeting, Mr. Berns called the Party A CEO to relay the messages directed by the Board.

Throughout the week of October 5, 2015, representatives of the Company engaged with representatives of Party A to provide additional due diligence materials.

On October 6, 2015, representatives of Citi received notification from representatives of Party B that Party B was not interested in pursuing a strategic transaction with the Company.

Between October 14, 2015 and October 19, 2015, Mr. Berns spoke several times with the Party A CEO regarding Party A’s ongoing due diligence and proposed timing for submitting a revised indicative proposal to acquire the Company.

On October 21, 2015, representatives of Party A informed the Company that Party A was no longer interested in pursuing a strategic transaction with the Company.

On December 8, 2015, the Company terminated the Engagement Letter.

On April 8, 2016, Mr. Berns had a discussion with the Party A CEO regarding recent industry developments and they agreed to meet the following week.

On April 14, 2016, the Party A CEO and Mr. Berns met in follow-up to their April 8, 2016 conversation, and discussed a potential strategic transaction between Party A and the Company.

On April 15, 2016, representatives of Citi and representatives of Pfizer had a discussion regarding recent market developments. As part of that discussion, representatives of Citi and representatives of Pfizer discussed the Company, among other topics, and representatives of Pfizer requested that Citi arrange a meeting with management in order to explore a potential strategic transaction between Pfizer and the Company.

On April 19, 2016, the Company executed a confidentiality and standstill agreement with Pfizer.

On April 20, 2016, management met with representatives of Pfizer to provide a presentation on the Company’s business and operations. Later that day, management met with representatives of Party A to provide a presentation on the Company’s business and operations.

On April 22, 2016, representatives of Pfizer were granted access to a virtual data room containing certain non-public information regarding the Company’s business and operations, and Pfizer commenced its due diligence review of the Company’s documentation. On April 25, 2016, representatives of Party A were granted access to a virtual data room containing certain non-public information regarding the Company’s business and operations. Management participated in a number of due diligence calls with representatives of each of Party A and Pfizer following such dates.

Also on April 25, 2016, Mr. Berns spoke with the Party A CEO to discuss the process and timing of a potential strategic transaction between the Company and Party A.

On April 26, 2016, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. Mr. Berns updated the Board as to the recent discussions between management and each of Party A and Pfizer. Mr. Berns informed the Board that he expected each of Party A and Pfizer to provide the Company with preliminary indications of interest in the near term.

On April 29, 2016, the Company received a non-binding indicative proposal from Party A (the “April 29 Party A Proposal”), subject to, among other conditions, satisfactory completion of Party A’s due diligence, to acquire the Company for consideration of $82.00 per Share and a one-time contingent payment of $500 million (approximately $8.92 per Share on a nominal basis), payable in the event that cumulative net sales of crisaborole in the United States exceed $1 billion during the period beginning with the first quarter in which crisaborole is launched and continuing for the seven quarters thereafter (for a total of eight quarters). The April 29 Party A Proposal also provided Party A with the option to pay the consideration of $82.00 per Share in cash or Party A stock, or any combination of cash and Party A stock, at Party A’s election. The April 29 Party A Proposal stated that Party A expected to be able to complete due diligence and sign a definitive agreement within two weeks.

On May 1, 2016, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. Mr. Berns discussed with the Board the terms of the April 29 Party A Proposal and provided an update on recent discussions between management and each of Party A and Pfizer. Management then presented the Board with its preliminary long-range operating plan which had been prepared by management in connection with management’s regular review process in order to provide the Board with management’s best estimate of its expectations for the Company’s future performance. Following a discussion, the Board instructed management to revise the preliminary long-range operating plan to contemplate an increased probability of success for the launch of crisaborole. Management’s revised long-range operating plan is referred to in this Statement as the “Management Forecast”. The Board instructed Citi to prepare financial analyses relating to the Company based on the Management Forecast, to be presented to the Board at a telephonic meeting scheduled for May 2, 2016.

On May 2, 2016, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. Mr. Berns informed the Board that each of Party A and Pfizer was actively engaged in due diligence regarding the Company and that both had indicated to representatives of Citi that they could move forward quickly with a potential transaction. Representatives of Citi then reviewed with the Board certain preliminary financial analyses in reference to the April 29 Party A Proposal and based on the Management Forecast. Representatives of Citi calculated the per Share valuation of the April 29 Party A Proposal to be approximately $88.71 based upon information relating to the Company’s capitalization provided by management and assuming achievement of the proposed contingency in accordance with the Management Forecast and a discount rate of 10.6%. The Company’s closing Share price on April 29, 2016 was $62.74. The Board discussed at length with management, Citi and Davis Polk the challenging competitive and pricing dynamics that had recently impacted the topical onychomycosis therapeutic category, the crisaborole product launch and commercialization risks faced by the Company as an emerging pharmaceutical company without an established commercial function, as well as the current and projected future pricing and reimbursement environment for prescription dermatology products. Following this discussion, the Board instructed management to inform Party A that the April 29 Party A Proposal was inadequate, but that management was willing to work with representatives of Party A to assist them in developing a revised proposal reflecting a higher valuation for the Company. The Board further instructed management to communicate to Party A, and management did communicate to Party A, that (i) the Board preferred additional upfront value instead of the proposed contingent value right, (ii) if Party A were to have the ability to elect to pay all or a portion of the consideration of $82.00 per Share in stock instead of cash as proposed, the Board believed that any potential stock consideration should be for a fixed value to avoid the risk that the Company’s stockholders could receive a lower value at closing compared to consideration consisting solely of cash and (iii) the Board had concerns regarding potential contingencies relating to Party A’s ability to timely finance and close a potential strategic transaction with the Company.

On May 5, 2016, representatives of Pfizer and representatives of Citi held a telephone conversation, during which the Pfizer representatives expressed an interest in acquiring the Company for cash consideration of $95.00 per Share and indicated they would provide a non-binding, written indication of interest regarding Pfizer’s proposal.

On May 6, 2016, the Company received a non-binding indicative proposal from Party A (the “May 6 Party A Proposal”), subject to, among other conditions, the Company’s entry into a 30-day exclusivity agreement with Party A and satisfactory completion of Party A’s due diligence, to acquire the Company for cash consideration of

$84.00 per Share and a one-time contingent payment of $500 million (approximately $8.92 per Share on a nominal basis), payable in the event that cumulative net sales of crisaborole in the United States exceed $1 billion during the period beginning with the first quarter in which crisaborole is launched and continuing for the seven quarters thereafter (for a total of eight quarters). The May 6 Party A Proposal stated that Party A expected to be able to complete due diligence in parallel with negotiating a definitive agreement.

Also on May 6, 2016, the Company received a non-binding indicative proposal from Pfizer (the “May 6 Pfizer Proposal”), subject to, among other conditions, satisfactory completion of Pfizer’s due diligence, to acquire the Company for cash consideration of $95.00 per Share. The May 6 Pfizer Proposal stated that it was not subject to any financing condition and that Pfizer expected to be able to complete due diligence and sign a definitive agreement in approximately two weeks.

In the evening of May 6, 2016, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. At the meeting, representatives of Citi reviewed with the Board the key terms of each of the May 6 Party A Proposal and the May 6 Pfizer Proposal, noting that the May 6 Party A Proposal represented a $2.00 increase in the per Share value relative to the April 29 Party A Proposal, while the Company’s closing Share price on May 6, 2016 was $58.70. The Davis Polk representatives again reviewed with the Board the Board’s fiduciary duties in connection with its consideration of the recent proposals and, more generally, in connection with the Board’s consideration of a potential change of control transaction. Following a discussion, the Board instructed Citi to undertake an additional “market check” similar to the outreach that Citi and management had undertaken in September 2015 with representatives of several additional companies that, in the view of management and Citi, would likely have a strategic interest in the Company and possess financial resources sufficient to consummate a potential strategic transaction with the Company. The Board instructed Mr. Berns to inform Pfizer that the Board was not prepared to accept the May 6 Pfizer Proposal, that the Company had received another indicative proposal, and that Pfizer should aim to provide an improved “best and final” proposal to the Company by May 13, 2016. The Board further instructed Mr. Berns to communicate to Pfizer that the Board had authorized management to provide Pfizer with a draft merger agreement for Pfizer’s review concurrently with the completion of its remaining due diligence over the coming week. The Board also instructed Mr. Berns to communicate to Party A that the Board was not prepared to accept the May 6 Party A Proposal, but that it had authorized management to continue to assist Party A with due diligence with a target for Party A to deliver an improved valuation and a “best and final” proposal to the Company by May 13, 2016 and to provide Party A with a draft merger agreement for Party A’s review. Following the Board meeting, representatives of Citi spoke with representatives of Pfizer and Party A to convey the messages of the Board, and representatives of Davis Polk sent a draft merger agreement to each of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Pfizer, and Party A’s counsel. In addition, Mr. Berns conveyed the message of the Board to the Party A CEO.

From May 6, 2016 to May 13, 2016, Pfizer continued its due diligence review of the Company. Over the same period, representatives of Davis Polk negotiated the terms of a draft merger agreement with Wachtell Lipton, including the closing conditions, certain deal protections (including the size of the termination fee, the “no shop” provision and “fiduciary out” exception and the scope of the representations and warranties and interim operating covenants) and the regulatory undertakings. Representatives of Davis Polk also participated in discussions with legal counsel for Party A regarding the potential contingencies relating to Party A’s ability to timely finance and close a potential strategic transaction with the Company.

On May 12, 2016, representatives of Pfizer contacted representatives of the Company’s management to indicate Pfizer’s continued interest in a strategic transaction with the Company. Following this discussion, representatives of Pfizer and representatives of Citi held a telephone conversation during which representatives of Citi reiterated that Pfizer should provide an improved “best and final” proposal to the Company on May 13, 2016.

On May 13, 2016, the Company and Citi entered into an agreement reinstating and amending the Engagement Letter.

Also on May 13, 2016, the Company requested oral “best and final” proposals from each of Party A and Pfizer. Pfizer initially communicated to Citi a proposal to acquire the Company for cash consideration of $97.50 per Share, and then, following a request by Citi to confirm that such proposal was Pfizer’s “best and final” proposal, Pfizer communicated a “best and final” proposal to acquire the Company for cash consideration of $99.25 per Share, with the request that the Company seek to finalize and execute the merger agreement promptly. Party A communicated to the Company a “best and final” proposal to acquire the Company for cash consideration of $90.00 per Share and a one-time contingent payment of $500 million (approximately $8.92 per Share on a nominal basis), payable in the event that cumulative net sales of crisaborole in the United States exceed $1 billion during the period beginning with the first quarter in which crisaborole is launched and continuing for the seven quarters thereafter (for a total of eight quarters). Party A did not propose to the Company a strategy addressing the potential contingencies relating to Party A’s ability to timely finance and close a potential strategic transaction with the Company. Representatives of Citi calculated the per Share valuation of the Party A “best and final” proposal to be approximately $96.73 based upon information relating to the Company’s capitalization provided by management and assuming achievement of the proposed contingency in accordance with the Management Forecast and a discount rate of 10.6%. The Company’s closing Share price on May 13, 2016 was $64.03.

In the evening of May 13, 2016, the Board held a telephonic meeting with representatives of management, Citi and Davis Polk present. Mr. Berns informed the Board of the “best and final” offers received over the course of the day from each of Party A and Pfizer. Mr. Berns noted that he had invited Citi to prepare financial analyses for review with the Board based on the Management Forecast and in reference to the “best and final” proposals received by the Company. The Citi representatives informed the Board that none of the companies Citi contacted during its recent “market check” authorized by the Board at its May 6, 2016 Board meeting had expressed interest in a potential acquisition of the Company. The Citi representatives then reviewed Citi’s financial analyses with the Board, following which the Board discussed the analyses and the “best and final” proposals received and determined that the proposal from Pfizer was superior to the proposal from Party A. Following this determination, the Citi representatives provided the Board with Citi’s oral opinion (which was subsequently confirmed in writing on May 14, 2016) to the effect that, as of the date of such meeting and as of the date of such written opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in such opinion, the consideration of $99.25 per Share in cash proposed by Pfizer was fair, from a financial point of view, to the holders of the Company’s common stock. The Davis Polk representatives then reviewed with the Board the material terms of a substantially complete draft merger agreement, briefed the Board regarding its fiduciary duties applicable to its consideration of the potential strategic transaction and reviewed in detail the resolutions drafted in preparation for the meeting. Following the Board’s discussion, Mr. Berns proposed resolutions approving, among other things, the Merger Agreement and the transactions contemplated thereby. The Board then unanimously approved such resolutions.

Following such approval by the Board, representatives of management, Citi and Davis Polk worked with representatives of Pfizer’s management, Wachtell Lipton and Centerview Partners LLC and Guggenheim Securities, LLC, financial advisors to Pfizer, to negotiate the remaining issues in the Merger Agreement on the terms approved by the Board. The Company, Pfizer and Merger Sub each executed the Merger Agreement on the morning of May 14, 2016.

On May 16, 2016, Pfizer and the Company issued a joint press release announcing the Proposed Transaction.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the Proposed Transaction, the Board consulted with the Company’s senior management, Citi and Davis Polk. In the course of making the determination that the Offer and the Merger are in the best interests of the Company’s stockholders and, subject to the provisions of Section 7.03(b) of the Merger Agreement, recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including the factors listed below, each of which, in the view of the Board, supported such determinations, in addition to the factors discussed in “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Background of the Proposed Transaction” in this Item 4(b) above:

•	Premium to Market Price. The Offer Price to be paid by the Offeror would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a 55.0% premium over the closing price of the Shares on the NASDAQ on May 13, 2016, the trading day immediately prior to the date of the Merger Agreement;

•	a 56.5% premium over the volume-weighted average price at which the Shares traded on the NASDAQ during the month preceding May 14, 2016, the date of the Merger Agreement;

•	a 59.7% premium over the volume-weighted average price at which the Shares traded on the NASDAQ during the two-month period preceding May 14, 2016, the date of the Merger Agreement; and

•	a 58.1% premium over the volume-weighted average price at which the Shares traded on the NASDAQ during the three-month period preceding May 14, 2016, the date of the Merger Agreement.

•	Cash Tender Offer; Certainty of Value. The Board noted that the form of consideration to be paid to the Company’s stockholders in the Offer was all-cash and considered the certainty of value and immediate liquidity associated with such cash consideration.

•	Strategic Alternatives. The Board considered developments in the pharmaceutical industry, the Company’s competitive position in the industry and strategic alternatives available to the Company, including the alternative to remain a stand-alone public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive and pricing environment. The Board determined not to pursue those alternatives in light of its belief that the Offer maximized stockholder value and represented the best alternative reasonably available to stockholders while also minimizing operational disruption and execution risk relating to the Company’s commercialization of crisaborole, if approved, and its other product development candidates, as well as the commercialization of KERYDIN in the United States by Sandoz Inc.

•	Product Launch and Commercialization Risks. The Board considered the significant risks and considerable uncertainties associated with the competitive and pricing dynamics that have recently impacted the topical onychomycosis therapeutic category, the crisaborole product launch and commercialization risks faced by the Company as an emerging pharmaceutical company without an established commercial function, as well as the current and projected future pricing and reimbursement environment for prescription dermatology products.

•	Product Development and Regulatory Risks. The Board considered the fact that the Company’s lead product development candidate, crisaborole, has not yet been approved for marketing by the United States Food and Drug Administration (the “FDA”), as well as the status and prospects for the Company’s current pipeline of internally discovered compounds in early stages of research and development. The Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product development candidates, including the risks related to the market acceptance of crisaborole and the Company’s other product development candidates, if approved, and other factors potentially impacting the revenues and profitability of pharmaceutical products generally.

•

The Company’s Financial Condition and Prospects. The Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the strategic objectives and future prospects for the Company. The Board believes, on this basis, that the Offer Price fairly reflects the Company’s intrinsic value, including its potential for future growth in light of the risks and uncertainties faced by the Company and other biopharmaceutical companies.

•	Likelihood of Consummation. The Board considered that the Offer would likely be consummated as a result of (i) the significant premium over the market price of the Shares and certainty of value to the Company’s stockholders offered by the Offeror, (ii) the financial ability and willingness of Pfizer and the Offeror to consummate the Offer, (iii) the Offer not being subject to any financing conditions, (iv) the strong contractual undertakings made by Pfizer in connection with obtaining required regulatory approvals and (v) the reasonable and customary nature of the other conditions to the Offer.

•	Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the structure of the Proposed Transaction as a tender offer for the Shares followed by the Merger. The Board considered that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow holders of the Shares to receive the consideration in a relatively short timeframe. The Board also considered that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing.

•	Results of Process Conducted. The Board considered the fact that the Company and Citi had conducted “market checks” to gauge the interest of multiple potential counterparties that, in the view of management and Citi, would likely have a strategic interest in the Company and possess financial resources sufficient to consummate a potential strategic transaction with the Company, both in the fall of 2015 and again in the spring of 2016, and that, notwithstanding the conduct of such market checks, only two companies submitted non-binding offers to acquire the Company. In addition, the Board considered the fact that the Company had engaged an experienced financial advisor and sophisticated outside counsel to advise the Board during the process and had not granted exclusivity to any potential counterparty at any time in the process. Finally, the Board considered the fact that in the spring of 2016, the Company was able to negotiate three increases in the value of the non-binding offers made by each of the two competing bidders for the Company which resulted in the “best and final” offers of such bidders considered by the Board during its May 13, 2016 meeting.

•	Opinion of Citi, Financial Advisor to the Company. The Board considered the oral opinion of Citi, which representatives of Citi provided to the Board at its meeting on May 13, 2016 (which was subsequently confirmed by delivery of a written opinion dated May 14, 2016), to the effect that, as of the date of such meeting and as of the date of such written opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in such opinion, the consideration of $99.25 per Share in cash proposed by Pfizer was fair, from a financial point of view, to the holders of the Company’s common stock. The full text of the written opinion of Citi, dated May 14, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex A to this Statement.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the terms and conditions of the Merger Agreement related to the Company’s ability to respond to third parties making takeover proposals, including:

•	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain written proposals relating to alternative acquisition transactions;

•	the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties and to terminate the Merger Agreement in order to enter into a written definitive agreement providing for an alternative acquisition transaction; and

•	the belief of the Board that the $180,814,000 termination fee payable by the Company under certain circumstances (i) would not preclude or deter another party with a strategic interest in the

Company and financial resources sufficient to consummate an alternative acquisition transaction with the Company, were one to exist, from making a competing proposal for the Company and (ii) was necessary to induce Pfizer to enter into the Merger Agreement.

•	Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties. In particular:

•	Regulatory Undertaking by the Offeror and Pfizer. The Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance, and that Pfizer and the Offeror are obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals.

•	Termination Fee. The Board considered the fact that in connection with the termination of the Merger Agreement under specified circumstances, including a termination by the Company to accept and enter into a definitive agreement with respect to an alternative acquisition transaction, the Company would be obligated to pay Pfizer a termination fee of $180,814,000. The Board was of the view that this termination fee was reasonable in light of the bidding and negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself. The Board believed that the termination fee would not preclude competing bids and would likely only be required to be paid in the event that the Board entered into or intended to enter into a transaction more favorable to the Company’s stockholders than the Offer.

•	Conditions to the Completion of the Proposed Transaction. The Board considered the reasonable likelihood of the consummation of the Proposed Transaction in light of the limited conditions to the Offeror’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer.

The Board also considered a variety of risks and other potentially negative factors relating to the Offer, including the following:

•	Risk of Non-Consummation. The Board considered the risks associated with a failure of the Proposed Transaction to be consummated, including the extensive time and effort expended by the Company’s directors, senior management and other employees during the pendency of the Proposed Transaction, the significant transaction-related costs incurred by the Company and the possibility that the Company’s business, preparations for the commercialization of crisaborole, if approved, and stock price could be negatively impacted.

•	Inability to Solicit Other Takeover Proposals. The Board considered the covenant in the Merger Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	Termination Fee. The Board considered the possibility that the $180,814,000 termination fee could potentially dissuade a potential acquirer from proposing an alternative acquisition transaction that could be of greater value to the Company’s stockholders than the Offer.

•	Impact of Announcement on the Company. The Board considered the impact on the Company’s business of the public announcement of the Merger Agreement, including the potentially negative effects that such announcement may have on the Company’s commercial relationships and ability to attract and retain management and other key employees, including commercial personnel.

•

Restrictions on the Company’s Conduct of Business. The Board considered the limitations on the Company’s pursuit of business opportunities during the pendency of the Proposed Transaction due to certain covenants contained in the Merger Agreement requiring the Company to operate its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, to comply with certain other operating restrictions. Such restrictions could delay or prevent the Company from pursuing business opportunities that may arise during the pendency of the Proposed Transaction and/or have a material adverse effect on the Company’s ability to respond to changing market and business conditions, in a timely manner, or at all.

•	No Reverse Termination Fee. The Board considered the fact that the Offeror is able to terminate the Merger Agreement under certain circumstances outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Interests of the Board. The Board considered the potential conflict of interest created by the fact that the Company’s directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer, that may be different from or in addition to those of the Company’s other stockholders, as more fully described in “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

•	Tax Treatment. The Board considered the fact that the cash consideration to be received by the Company’s stockholders in the Offer would be taxable to the Company’s stockholders. However, the Board noted that the all-cash nature of the consideration payable in the Proposed Transaction would provide the Company’s stockholders with adequate cash for the payment of any taxes due.

•	No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that the nature of the Offer as an all-cash transaction means that the Company’s stockholders would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company, in each case, except to the extent reflected in the value of common stock or other securities of Pfizer otherwise held by such stockholders.

The foregoing discussion of the information and factors considered by the Board includes the principal positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Proposed Transaction, and the complexity of these matters, the Board did not find it useful and did not attempt to quantify or otherwise assign any relative or specific weights to the various factors that it considered in (i) making the determination that the Merger Agreement and the Proposed Transaction were fair to and in the best interests of the Company’s stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby and (iii) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Rather, the Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. Similarly, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board analyzed such factors and reasons as a whole and concluded that the uncertainties, risks and potentially negative factors relevant to the Proposed Transaction were outweighed by the potential benefits that it expected the Company’s stockholders would achieve as a result thereof.

(c). Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of the Company currently intends to tender all Shares over which they have sole dispositive power pursuant to the Offer.

(d). Opinion of Citi, Financial Advisor to the Company.

The Company retained Citi as a financial advisor in connection with the Proposed Transaction. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the per Share consideration to be received in the Proposed Transaction by holders of the Shares. On May 13, 2016, at a meeting of the Board held to evaluate the Proposed Transaction, Citi delivered to the Board an oral opinion (which was subsequently confirmed in writing on May 14, 2016) to the effect that, as of such date and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the per Share consideration to be received in the Proposed Transaction by holders of the Shares was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated May 14, 2016, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex A to this Statement and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board (in its capacity as such) in connection with its evaluation of the per Share consideration from a financial point of view and did not address any other aspects or implications of the Proposed Transaction. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the Proposed Transaction, the relative merits of the Proposed Transaction as compared to any alternative business strategies or opportunities that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act on any matters relating to the Proposed Transaction or otherwise.

In arriving at its opinion, Citi:

•	reviewed a draft dated May 13, 2016 of the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company;

•	examined certain publicly available business and financial information relating to the Company;

•	examined the Management Forecast and other information and data relating to the Company provided to or discussed with Citi by the Company’s management;

•	reviewed the financial terms of the Proposed Transaction as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the Company’s historical and projected earnings and other operating data, and the Company’s capitalization and financial condition;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Proposed Transaction;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company’s management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the Management Forecast and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company, Citi was advised by the Company’s management that such Management Forecast and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. As described under “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Background of the Proposed Transaction” in Item 4(b) above, in connection with its engagement and at the direction of the Company, Citi was requested to approach, and held discussions with, third parties to solicit indications of interest in the possible acquisition of the Company.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and Citi did not make any physical inspection of the properties or assets of the Company. Citi assumed, with the Company’s consent, that the Proposed Transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Proposed Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Proposed Transaction. Additionally, representatives of the Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary from those included in the version it reviewed in any respect material to its analysis.

Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the per Share consideration. Citi’s opinion was necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Summary of Financial Analysis

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and Citi’s opinion.

In its analysis, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical to the Company or the Proposed Transaction. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in the analyses performed by Citi and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and did not, recommend the specific consideration payable in the Proposed Transaction. The type and amount of consideration payable in the Proposed Transaction was determined through negotiations between the Company and Pfizer and the decision to enter into the Merger Agreement was solely that of the Board. The opinion of Citi was only one of many factors considered by the Board in its evaluation of the Proposed Transaction and should not be viewed as determinative of the views of the Board or management with respect to the Proposed Transaction or the per Share consideration payable in the Proposed Transaction.

The following is a summary of the material financial analyses presented to the Board on May 13, 2016 in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand such financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such analyses. For purposes of the financial analyses summarized below, the term “per Share consideration” refers to the consideration of $99.25 per Share in cash payable upon consummation of the Proposed Transaction. For purposes of the analyses described below, Citi was directed to rely upon the Management Forecast.

Selected Public Companies Analysis. Citi reviewed publicly available financial and stock market information of the Company and the following four selected companies (the “selected companies”). These companies were selected as publicly traded companies that have successfully launched pharmaceutical products. Although no company is identical to the Company, these companies were selected because, among other reasons, they possessed certain operational or business characteristics that, in Citi’s view, were sufficiently comparable to those of the Company or otherwise relevant for purposes of comparison:

•	Regeneron Pharmaceuticals, Inc.;

•	Alexion Pharmaceuticals, Inc.;

•	Vertex Pharmaceuticals Incorporated; and

•	BioMarin Pharmaceutical Inc.

Citi reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on May 13, 2016 plus debt and non-controlling interest, less cash and cash equivalents, and excluding one-time, non-recurring items, as a multiple of the estimated revenue for calendar year 2018 (which estimated revenue, in the case of the Company, was included in the Management Forecast). The results of this analysis yielded calendar year 2018 estimated revenue multiples for the selected companies as follows:

Enterprise Value/Revenue
2018E
Selected Companies
High	9.2x
Median	6.7x
Average	7.1x
Low	5.9x
Anacor	4.1x

Financial data of the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company was based on the Management Forecast. Citi then applied a range of calendar year revenue multiples of 6.1x to 8.1x derived from the estimated 2018 revenue of the selected companies to the estimates of 2018 revenue included in the Management Forecast to derive a range of estimated implied values of approximately $93.50 to $121 per Share based on capitalization information provided by management and after taking into account an assumed net cash position of approximately $399 million and conversion of the 2.00% Convertible Senior Notes due 2021 (the “2021 convertible notes”) and the 2.00% Convertible Senior Notes due 2023 (the “2023 convertible notes”) (taking into account the capped call transactions).

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of the Company based on estimates of unlevered free cash flow of the Company, which Citi calculated from the Management Forecast and additional information provided by management regarding capitalization, changes in working capital, capital expenditures and changes in other non-current items, to calculate a range of implied values per Share as of May 13, 2016 (see “Management Forecast” in Item 8(e)). In performing the discounted cash flow analysis, Citi applied a range of discount rates of 9.6% to 11.6% derived from a weighted average cost of capital calculation for the Company to (i) after tax unlevered free cash flows expected to be generated by the Company for the approximately 7.6 months remaining in 2016 through December 31, 2030 and (ii) estimated terminal values using a range of perpetuity growth rates of negative 2.00% to 2.00%. This analysis resulted in a range of implied estimated values of approximately $89 to $131.75 per Share, taking into account the Company’s assumed net cash position of approximately $399 million and conversion of the 2021 convertible notes and the 2023 convertible notes (taking into account the capped call transactions).

Sum-of-the-Parts Analysis. Citi performed a sum-of-the-parts discounted cash flow analysis of the Company by deriving ranges of implied values for each of the Company’s products and product development candidates using the Management Forecast and additional information provided by management regarding capitalization, changes in working capital, capital expenditures and changes in other non-current items. With respect to each of the products and product development candidates, Citi again applied discount rates of 9.6% and 11.6% derived from a weighted average cost of capital calculation for the Company to (i) after tax unlevered free cash flows expected to be generated by the Company for the 7.6 months remaining in 2016 through December 31, 2030 and (ii) estimated terminal values for each product or product development candidate. For purposes of the sum-of-the-parts analysis, Citi did not take aggregate Company cash flow from terminal year 2030 and extend it into perpetuity to derive a terminal value for the Company. Instead, based on information provided by the Company, the terminal value of KERYDIN was derived by assuming a 50% annual decline for each year after 2030, the terminal value of crisaborole was derived by assuming a negative 50% perpetuity growth rate for each year following patent expiry in 2030, and the terminal value of other items, such as certain fees, stock-based compensation, depreciation, capital expenditures and changes in corporate-allocated working capital, was derived by assuming a negative 50% perpetuity growth rate for each year following 2030. Products that did not reach patent expiry by 2030 were again assigned a range of perpetuity growth rates of negative 2.00% to 2.00%. This analysis resulted in a range of implied estimated values of approximately $68.25 to $79.75 per Share, taking into account the Company’s assumed net cash position of approximately $111 million and conversion of the 2021 convertible notes.

Other Information. Citi observed certain additional factors that were not considered part of its financial analyses for its opinion but were noted for informational purposes, including the following:

•	premiums paid in fourteen selected specialty pharmaceutical transactions with values between $1 billion and $10 billion announced between April 2009 and November 2015, which ranged from 13% to 64% (with a median of 41% and a mean of 42%) above the closing price of the applicable target company on the last trading day prior to announcement. Citi applied a range of premiums of 25% to 55% to the closing price of the Shares on May 13, 2016 to derive a range of implied values of approximately $80.04 to $99.25 per Share, noting that this would result in an implied enterprise value of the Company of approximately $4.007 billion to $5.133 billion, taking into account the Company’s assumed net cash position of approximately $111 million, with respect to the lower end of the range (based on an assumption that the 2021 convertible notes will be converted but that the 2023 convertible notes will not be converted), and approximately $399 million, with respect to the higher end of the range (based on an assumption that both the 2021 convertible notes and the 2023 convertible notes will be converted) (taking into account the capped call transactions);

•	one-year forward stock price targets for the Shares as reflected in four publicly available Wall Street research analysts’ reports published following the release of Phase 3 data relating to crisaborole, which indicated a target stock price range (discounted to present value utilizing a discount rate of 10.6%, the midpoint of the discount rate range used in the discounted cash flow analysis) of approximately $86 to $156.50 per Share; and

•	historical trading prices of the Shares during the 52-week period ended May 13, 2016, which reflected low to high closing prices for the Shares during such period of $52.00 to $156.93 per Share and volume-weighted average trading prices of $61.48 and $62.24 per Share for the one-month and three-month periods prior to such date.

Miscellaneous

Citi has acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees in connection with such services. Pursuant to an engagement letter between Citi and the Company dated September 28, 2015, as amended May 13, 2016, the Company agreed to pay Citi a fee of $2 million upon delivery of its opinion and an additional fee of $28 million upon the closing of the Proposed Transaction. In addition, the Company has agreed to reimburse Citi for certain expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising from Citi’s engagement. Citi and its affiliates in the past have provided, and currently provide, services to the Company and Pfizer unrelated to the Proposed Transaction, for which services Citi and such affiliates have received and expect to receive compensation.

Citi acted as joint book-running manager in the Company’s initial public offering of the Shares in November 2010. Citi also served as joint book-running manager in the Company’s April 2016 offering of $287.5 million aggregate principal amount of the 2023 convertible notes. The Company used approximately $16.1 million of the net proceeds from the 2023 convertible notes offering to enter into capped call transactions with each of Citi and Goldman, Sachs & Co. (“Goldman Sachs”), covering, subject to customary anti-dilution adjustments, the same number of Shares that were underlying the 2023 convertible notes at the time of issuance. Following a competitive bidding process conducted by the Company, Goldman Sachs became counterparty to capped call transactions with respect to 40% of such Shares and Citi became counterparty to capped call transactions with respect to 60% of such Shares.

The options that are part of the capped call transactions had an initial strike price of approximately $70.8210 per Share, which is equal to the initial conversion price of the 2023 convertible notes, and an initial cap price of $80.1750 per Share. The capped call transactions were intended to reduce the potential dilution to the Shares that would result from the issuance of Shares upon conversion of the 2023 convertible notes and/or offset any potential cash payments in excess of the principal amount of 2023 convertible notes that the Company may make in connection with a cash settlement of the 2023 convertible notes, up to a price of $80.1750 per Share, which is the initial cap on Citi’s and Goldman Sachs’ share delivery and/or cash payment obligation under the capped call transactions. The capped call transactions with Citi and Goldman Sachs generally require Citi and Goldman Sachs to deliver to the Company a number of Shares and/or cash based on the excess, if any, of the lower of the cap price and the market price of the Shares, as measured under the terms of the capped call transactions, upon maturity of the capped call transactions (which is scheduled to occur in April 2023) over the strike price during the relevant valuation period under the capped call transactions. The maximum potential value deliverable to the Company under the capped call transactions, upon exercise at their scheduled maturity, is equal to (i) the difference between the cap price and the strike price multiplied by (ii) the number of Shares subject to the options.

Under the terms of the capped call transactions, upon the occurrence of certain events (including events that result in holders of the 2023 convertible notes converting such notes early (i.e., prior to maturity)), which are expected to include a transaction in which all of the holders of the Shares are cashed out (such as the Proposed Transaction, were it to be consummated) (including upon conversion of 2023 convertible notes by the holders thereof in connection with such a transaction) (a “cash-out transaction”), the capped call transactions (or a portion thereof, as applicable) would be canceled pursuant to their terms and each counterparty would be obligated to make a payment to the Company in an amount determined in accordance with the terms of its capped call transaction (a “cancellation payment”) or deliver its equivalent in Shares. The amount of any cancellation payment will depend upon various factors, including, among others, the price paid in the cash-out transaction, the closing date of the cash-out transaction (and the resulting remaining term of the capped call options) and applicable interest rates. For example, higher transaction prices would generally result in a higher cancellation payment. As described below, the changes in the value of the cancellation payment in respect of the capped call transactions for which Citi is the counterparty would be expected to be offset by corresponding changes in the value of Citi’s hedges. The actual amount of the cancellation payment payable by each counterparty to the Company with respect to its capped call transactions is to be determined by the applicable counterparty, as calculation agent, acting in good faith and in a commercially reasonable manner.

Prior to the cancellation or maturity of the capped call transactions, Citi and Goldman Sachs are entitled to make adjustments to the terms of their respective capped call transactions in various circumstances, including upon the public announcement by the Company of its intention to enter into a merger transaction and/or tender offer with respect to the Shares and changes or amendments to such announcement, including the announcement of an abandonment of such intention (each, an “announcement event”). Upon the occurrence of an announcement event, each of Citi and Goldman Sachs, acting as calculation agent under its capped call transactions, will determine the economic effect of the announcement event on the relevant capped call transactions (taking into account, without limitation, changes in volatility, stock loan rate or liquidity of the Shares or such capped call transactions) and adjust the cap price of its respective capped call transactions to appropriately account for such economic effect. This adjustment may be made by either of Citi or Goldman Sachs at such time as Citi or Goldman Sachs deems appropriate prior to its making a payment upon cancellation or maturity of the relevant capped call transactions.

As the value of the capped call transactions and the factors affecting the cancellation payment continuously change, and as Citi has hedged its position under its portion of the capped call transactions, the consummation of a cash-out transaction and the resulting payment by Citi of a cancellation payment to the Company could result in the Company receiving value that is greater than, equal to or less than the value that would have been received by the Company from Citi upon maturity of the capped call options in the absence of any cash-out transaction.

As a result of the capped call transactions, Citi has market exposure to the price of the Shares. Citi’s ordinary practice is to hedge to reduce its market exposure to the price of the common stock underlying privately negotiated equity transactions it enters into with issuers of such common stock, such as the capped call transactions. Citi has been regularly hedging its exposure to the price of the Shares as a result of the capped call transactions and Citi’s ordinary practice would be to continue to regularly hedge such exposure. Such regular hedging includes purchasing and/or selling 2023 convertible notes and/or Shares, on a “long” basis, and/or entering into or unwinding derivative transactions referencing the Shares and is intended to counterbalance the Company equity risk Citi holds as a result of the capped call transactions. Citi’s hedging is intended to substantially neutralize Citi’s exposure as a result of the capped call transactions to changes in the price of the Shares. That hedging activity is at Citi’s own risk and the ultimate loss or profit realized by Citi on the capped call transactions will depend on many factors, including, without limitation, the original premium received by Citi for the capped call transactions, the price at which Citi has established its initial hedge position in respect of the capped call transactions, the deliveries or payments made pursuant to the capped call transactions, the profit and loss realized by Citi in connection with rebalancing its stock hedge positions during the term of the capped call transactions (such rebalancing occurring as frequently as multiple times daily), any adjustment to the terms of the capped call transactions, and the premium and other amounts paid, and payments received, in connection with any offsetting option position or other derivative transactions used to hedge the capped call transactions, and the prices at which Citi closes out these hedge positions. Such amount of loss or profit realized by Citi may be less than or greater than the initial expected contractual benefit to Citi under its capped call transactions. In accordance with industry practices, Citi maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Corporate Investment Banking division to the personnel in its Markets division who are undertaking these hedging and other market transactions.

Assuming the Merger is consummated on June 24, 2016 at $99.25 per Share, and all holders of the 2023 convertible notes convert such securities immediately (or shortly) following consummation of the Merger, Citi estimates that, upon consummation of the Merger, the net cancellation payment payable by Citi to the Company under the capped call transactions with Citi would be approximately $8 million. This amount is an estimate calculated by Citi and the actual net cancellation payment under the capped call transactions will be determined by Citi in accordance with the documentation governing the capped call transactions at the time of the closing of the Merger, and both Citi and the Company reserve all of their respective rights under the capped call transactions. Citi has advised the Company that, as a result of the proposed cash-out transaction, assuming the Merger is consummated on June 24, 2016 at $99.25 per Share, and all holders of the 2023 convertible notes convert such securities immediately (or shortly) following consummation of the Merger, and taking into account Citi’s (and its affiliates’) customary hedging practices in connection with the capped call transactions as described above, Citi estimates it and/or its affiliates would realize a gain of approximately $3 million in connection with the early termination of the capped call transactions. The amount of any gain or loss will not be known until the capped call transactions have been exercised, expired or canceled in accordance with their terms and Citi and/or its affiliates have completed all of their unwind activities.

The indenture governing the 2023 convertible notes and the confirmations containing the terms of the capped call transactions were included as exhibits to the Company’s Current Report on Form 8-K filed by the Company with the SEC on April 6, 2016, which contains additional disclosure regarding the 2023 convertible notes and a description of the capped call transactions. All references in the foregoing description of the capped call transactions to share counts, conversion prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations.

During the past two years, Citi has received approximately $2.1 million in fees for services provided to the Company and its affiliates, including fees in connection with entry into the capped call transactions described above.

During the past two years, Citi has received approximately $2.1 million in fees for investment banking services provided to Pfizer and its affiliates. Investment banking services include advisory and capital markets origination services, such as debt and equity underwriting and liability management and issuer services. Citi also provides in the ordinary course of its business non-investment banking services to Pfizer and its affiliates, such as foreign exchange, cash management and other treasury and trade solutions services.

In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of the Company and Pfizer and affiliated entities for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Pfizer and their respective affiliates.

The Company selected Citi to act as its financial advisor in connection with the Proposed Transaction based on Citi’s knowledge of the pharmaceutical industry, reputation, experience and familiarity with the Company. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For information regarding the terms of Citi’s engagement as the Company’s financial advisor, see the discussion under “Persons/Assets Retained, Employed, Compensated or Used” in Item 5 below.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Citi as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transactions contemplated by the Merger Agreement and, in connection with such engagement, Citi provided the opinion described in “The Solicitation or Recommendation—Opinion of Citi, Financial Advisor to the Company,” in Item 4(d) above, which is filed as Annex A hereto and is incorporated herein by reference.

The Company engaged Citi to act as its financial advisor in connection with the Proposed Transaction and has agreed to pay Citi certain fees in connection with such services. Pursuant to an engagement letter between Citi and the Company dated September 28, 2015, as amended May 13, 2016, the Company agreed to pay Citi a fee of $2 million upon delivery of its opinion and an additional fee of $28 million upon the closing of the Proposed Transaction. In addition, the Company has agreed to reimburse Citi for certain expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising from Citi’s engagement. Citi and its affiliates in the past have provided, and currently provide, services to the Company and Pfizer unrelated to the Proposed Transaction, for which services Citi and such affiliates have received and expect to receive compensation.

For additional information regarding the terms of Citi’s engagement as the Company’s financial advisor, see the discussion under “The Solicitation or Recommendation—Opinion of Citi, Financial Advisor to the Company—Miscellaneous” in Item 4(d) above.

The Board selected Citi to act as the Company’s financial advisor in connection with the Proposed Transaction based on the fact that Citi was an internationally recognized investment banking and financial advisory firm whose senior professionals had substantial experience advising companies in the pharmaceutical industry as well as significant experience providing strategic and financial advisory services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than as set forth below, no transactions with respect to the Shares have been effected by the Company, or to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement:

Name	Date of Transaction	Number of Shares	Price per Share		Nature of Transaction
Keith R. Leonard, Jr.	05/23/16	9,000	$99.70		Sale of Shares issued upon exercise of Company Options
Keith R. Leonard, Jr.	05/23/16	9,000	$14.22		Exercise of Company Options
Entities affiliated with Venrock (1)	05/16/16	81,631	$100.60	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (1)	05/16/16	199,865	$99.41	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (1)	05/16/16	72,385	$98.93	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Ryan T. Sullivan	04/29/16	3,125	$66.33		Sale of Shares effected pursuant to a Rule 10b5-1 trading plan to cover taxes associated with the vesting of RSUs
Entities affiliated with Venrock (2)	04/14/16	257,647	$31.05		Conversion of 2.00% Convertible Senior Notes due 2021 effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/08/16	3,868	$70.05	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/08/16	400	$71.40	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	102,760	$70.33	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	99,981	$71.44	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	13,000	$72.15	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	2,272	$73.29	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	200	$74.13	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Entities affiliated with Venrock (3)	04/07/16	6,820	$75.57	(4)	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
William J. Rieflin	03/31/16	30,000	$6.92		For-cash exercise of Company Options
William J. Rieflin	03/31/16	7,500	$6.74		For-cash exercise of Company Options
William J. Rieflin	03/31/16	12,500	$5.20		For-cash exercise of Company Options
William J. Rieflin	03/31/16	15,000	$5.11		For-cash exercise of Company Options
William J. Rieflin	03/31/16	24,000	$14.22		For-cash exercise of Company Options

(1)	The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co-Invest”), Venrock Healthcare Capital Partners II, L.P. (“VHCP II”), VHCP Co-Investment Holdings II, LLC (“VHCP Co-Invest II”), Venrock Associates IV, L.P. (“VA4”), Venrock Partners, L.P. (“VP”) and Venrock Entrepreneurs Fund IV, L.P. (“VEF4”). Venrock Management IV, LLC (“VM4”), Venrock Partners Management, LLC (“VPM”) and VEF Management IV, LLC (“VEFM4”) are the sole general partners of VA4, VP and VEF4, respectively, and may be deemed to beneficially own these Shares. VHCP Management, LLC (“VHCP Management”) is the general partner of VHCP and the manager of VHCP Co-Invest and may be deemed to beneficially own these Shares. VHCP Management II, LLC (“VHCP Management II”) is the general partner of VHCP II and the manager of VHCP Co-Invest II and may be deemed to beneficially own these Shares. Dr. Hove is a member of VM4, VPM and VEFM4 and a managing member of VHCP Management and VHCP Management II. Dr. Hove expressly disclaims beneficial ownership over all Shares held by VA4, VP, VEF4, VHCP, VHCP Co-Invest, VHCP II, VHCP Co-Invest II, VM4, VPM, VEFM4, VHCP Management and VHCP Management II except to the extent of his indirect pecuniary interest therein.

(2)	The conversions were effected pursuant to a Rule 10b5-1 trading plan adopted by VHCP, VHCP Co-Invest, VHCP II, VHCP Co-Invest II, VA4, VP and VEF4. VM4, VPM and VEFM4 are the sole general partners of VA4, VP and VEF4, respectively, and may be deemed to beneficially own these Shares. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Invest and may be deemed to beneficially own these Shares. VHCP Management II is the general partner of VHCP II and the manager of VHCP Co-Invest II and may be deemed to beneficially own these Shares. Dr. Hove is a member of VM4, VPM and VEFM4 and a managing member of VHCP Management and VHCP Management II. Dr. Hove expressly disclaims beneficial ownership over all Shares held by VA4, VP, VEF4, VHCP, VHCP Co-Invest, VHCP II, VHCP Co-Invest II, VM4, VPM, VEFM4, VHCP Management and VHCP Management II except to the extent of his indirect pecuniary interest therein.
(3)	The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by VHCP, VHCP Co-Invest, VA4, VP and VEF4. VM4, VPM and VEFM4 are the sole general partners of VA4, VP and VEF4, respectively, and may be deemed to beneficially own these Shares. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Invest and may be deemed to beneficially own these Shares. Dr. Hove is a member of VM4, VPM and VEFM4 and a managing member of VHCP Management. Dr. Hove expressly disclaims beneficial ownership over all Shares held by VA4, VP, VEF4, VHCP, VHCP Co-Invest, VM4, VPM, VEFM4 and VHCP Management except to the extent of his indirect pecuniary interest therein.
(4)	The sale price is a weighted-average price.

Capped Call Transactions

The information regarding the capped call transactions set forth under “The Solicitation or Recommendation—Opinion of Citi, Financial Advisor to the Company—Miscellaneous” in Item  4(d) above is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

The information set forth under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Compensation Arrangements Entered Into in Connection with the Merger” and “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Information Regarding Merger-Related Compensation” in Item 3(b) above is incorporated herein by reference.

(a). Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the effective time of the Merger who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Statement as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE BOARD HAS FIXED MAY 24, 2016 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the effective time of the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be June 24, 2016 (unless the Offeror extends the Offer under the terms of the Merger Agreement) and 20 days after the mailing of this Statement (which date of mailing was May 26, 2016), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective time of the Merger. All written demands for appraisal should be addressed to:

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303-4230

(650) 543-7500

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective time of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the Merger, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither the Offeror nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and the Offeror and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective time of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the effective time of the Merger.

At any time within 60 days after the effective time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective time of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the effective time of the Merger into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

(b). Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in “The Solicitation or Recommendation—Recommendation of the Board” in Item 4(a) above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c). Required Regulatory Approvals.

Under the provisions of the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Pfizer of its Premerger Notification and Report Form with respect to the Offer, unless Pfizer receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Pfizer’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

The Company plans to file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Proposed Transaction on May 27, 2016. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days thereafter (as calculated under the HSR rules), unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time.

At any time before or after Pfizer’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of the Shares acquired by Pfizer or the divestiture of substantial assets of the Company or its subsidiaries or Pfizer or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Accordingly, there can be no assurance that a challenge to the acquisition of the Company pursuant to the Offer on United States antitrust grounds will not be made or that, if such a challenge is made, Pfizer will prevail.

(d). Shareholder Approval of the Merger Not Required.

If the Offer is consummated, the Company will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Pfizer and the Offeror consummate the Offer, Pfizer, the Offeror and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(e). Management Forecast.

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to the Company’s future results of operations. However, as part of its regular review process in order to provide the Board with management’s best estimate of its expectations for the Company’s future performance, management prepares a long-range operating plan. Management’s long-range operating plan includes certain non-public, unaudited prospective internal financial information regarding the Company’s future results of operations for the years ending December 31, 2016 through 2030. Management’s preliminary long-range operating plan was presented by management to the Board at its May 1, 2016 meeting. During such meeting, the Board instructed management, in light of the current status of the regulatory review process for crisaborole, including the recent acceptance by the FDA of the Company’s New Drug Application for crisaborole, to revise its preliminary long-range operating plan to contemplate an increased probability of success for the launch of crisaborole. Management’s revised long-range operating plan, referred to in this Statement as the “Management Forecast”, was considered by the Board as part of its evaluation of the Proposed Transaction. Management, at the direction of the Board, also provided the Management Forecast to Citi for its use in connection with certain of its financial analyses and its opinion described in “The Solicitation or Recommendation—Opinion of Citi, Financial Advisor to the Company” in Item 4(d) above. The Management Forecast was not provided to potential counterparties to a strategic transaction involving the Company, including Pfizer, or their respective financial advisors.

Management prepared the Management Forecast based on assumptions that it believed to be reasonable at the time, including assumptions relating to the probability of regulatory success of its product development candidates and, in the case of crisaborole, commercial launch success, market size, market share, competition, pricing, reimbursement, research and development expenses, sales, general and administrative expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to the Company’s long-range operating plan, as well as how certain of these assumptions may change over time. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Forecast. The Management Forecast is set forth below (in millions):

	Fiscal Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenues	$79	$298	$781	$1,041	$1,228	$1,293	$1,357	$1,430	$1,534	$1,615	$1,700	$1,788	$1,854	$1,916	$2,227
EBIT (1)	($94)	($65)	$367	$610	$778	$821	$874	$924	$982	$1,040	$1,087	$1,140	$1,181	$1,208	$1,428
NOPAT (2)	($94)	($65)	$367	$411	$467	$492	$524	$555	$589	$624	$652	$684	$708	$725	$857

(1)	EBIT, or earnings before interest and taxes, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.
(2)	NOPAT, or net operating profit after tax, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In addition, representatives of Citi calculated, from the Management Forecast, unlevered free cash flow for use in certain of its financial analyses, which is set forth below (in millions):

	Fiscal Year Ended December 31,
	2016E (2)	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Unlevered FCF (1)	($57)	($49)	$334	$450	$507	$542	$560	$592	$630	$667	$696	$733	$764	$780	$935

(1)	Unlevered FCF, or unlevered free cash flow, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Unlevered Free Cash Flow is calculated as NOPAT, plus depreciation and amortization and stock-based compensation, less changes in working capital, changes in non-current items and capital expenditures.
(2)	For purposes of calculating 2016E unlevered free cash flow, representatives of Citi calculated and used projected EBIT and NOPAT for the 7.6 months from May 13, 2016 through the end of 2016.

The summary of the Management Forecast is included in this Statement solely to give Company stockholders access to certain financial projections that were made available to the Board and Citi, and is not being included in this Statement to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Management Forecast was generated solely for internal use and was not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or GAAP. The Management Forecast is a forward-looking statement.

No independent registered public accounting firm provided any assistance in preparing or reviewing the Management Forecast. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Forecast or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Forecast.

By including the Management Forecast in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Forecast or the ultimate performance of the Company, Pfizer or any of their affiliates compared to the information contained in the Management Forecast. The Management Forecast was not provided to Pfizer or its financial advisors and the Company has made no representation to Pfizer, in the Merger Agreement or otherwise, concerning the Management Forecast or any other projected financial information.

The assumptions and estimates underlying the Management Forecast, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Forecast, whether or not the Offer is completed.

In particular, the Management Forecast, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain. Because the Management Forecast covers multiple years, by its nature, it becomes less predictive with each successive year and is unlikely to anticipate each circumstance that will have an effect on the commercial value of crisaborole and the Company’s other pipeline products. Important factors that may affect actual results and results in the Management Forecast not being achieved include, but are not limited to, the ability to obtain regulatory approval of crisaborole and the Company’s other product development candidates, the timing of the regulatory approval and launch of crisaborole and the Company’s other product development candidates, labeling, market uptake, and the availability of third-party reimbursement for crisaborole and the Company’s other product development candidates, the impact of competitive products and pricing, the effect of regulatory actions, the cost and effect of changes in tax and other legislation and the other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and described under the section entitled “Additional Information—Forward-Looking Statements” in Item 8(f) below. The Management Forecast also reflects assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug products and product development candidates is, in particular, a highly speculative endeavor.

The Management Forecast was developed by management on a stand-alone basis without giving effect to the Offer, and therefore the Management Forecast does not give effect to the Offer or to any costs incurred in connection with the Offer.

The Management Forecast summarized in this section was prepared during the period described above and has not been updated to reflect any further changes. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Management Forecast to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Management Forecast, readers of this Statement are cautioned not to place undue, if any, reliance on the Management Forecast, which should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained in its public filings with the SEC.

(f). Forward-Looking Statements.

This Statement contains forward-looking statements, including regarding the Management Forecast and statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding Shares); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; and the other risks and uncertainties identified in the Company’s periodic filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as well as the tender offer documents filed with the SEC by Pfizer and the Offeror and this Statement. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of their dates, and the Company undertakes no obligation to update any forward-looking statement except as required by law.

(g). Annual, Quarterly and Current Reports.

For additional information regarding the business and the financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016; and

•	the Company’s Current Reports on Form 8-K filed with the SEC on January 11, 2016 (other than Item 7.01 and Exhibit 99.1 thereto), February 5, 2016, February 24, 2016, March 22, 2016, March 30, 2016, April 1, 2016, April 6, 2016 and May 16, 2016 (other than Item 7.01 and Exhibit 99.1 thereto).

ITEM 9. EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of May 26, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(B)	Letter of Transmittal, dated as of May 26, 2016 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on May 26, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Pfizer and the Offeror with the SEC on May 26, 2016).

(a)(1)(G)	Press Release, dated May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on May 16, 2016).

(a)(1)(H)	Opinion of Citigroup Global Markets Inc., dated May 14, 2016 (included as Annex A to this Statement).*

(a)(5)(A)	Notice to Holders of the Company’s 2.00% Convertible Senior Notes due 2021 and 2.00% Convertible Senior Notes due 2023, dated May 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on May 19, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of May 14, 2016, by and among Pfizer, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 16, 2016).

(e)(2)	Confidentiality Agreement, dated as of April 19, 2016, by and between Pfizer and the Company.*

(e)(3)	Form of Indemnification Agreement for directors and officers of the Company (incorporated by reference to Exhibit 10.1 to the Form S-1/A filed by the Company with the SEC on November 12, 2010).

(e)(4)	Anacor Pharmaceuticals, Inc. 2001 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Form S-1 filed by the Company with the SEC on September 10, 2010).

(e)(5)	Anacor Pharmaceuticals, Inc. 2010 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on May 26, 2011).

(e)(6)	Anacor Pharmaceuticals, Inc. 2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Form S-1/A filed by the Company with the SEC on November 3, 2010).

(e)(7)	Anacor Pharmaceuticals, Inc. Employee Bonus Plan (incorporated by reference to Exhibit 10.5 to the Form S-1 filed by the Company with the SEC on September 10, 2010).

(e)(8)	Form of Stock Option Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed by the Company with the SEC on November 3, 2010).

Exhibit No.	Description

(e)(9)	Form of Change of Control and Severance Agreement for Executive Vice Presidents and Senior Vice Presidents of the Company, and amendment thereto (incorporated by reference to Exhibit 10.19 to the Form S-1 filed by the Company with the SEC on September 10, 2010).

(e)(10)	Change of Control Agreement, effective October 25, 2006, between the Company and Lucy Shapiro, Ph.D. (incorporated by reference to Exhibit 10.22 to the Form S-1 filed by the Company with the SEC on September 10, 2010).

(e)(11)	Letter Agreement, dated November 30, 2007, between the Company and Lee T. Zane, M.D. (incorporated by reference to Exhibit 10.12 to the Form S-1 filed by the Company with the SEC on September 10, 2010).

(e)(12)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.32 to the Form 8-K filed by the Company with the SEC on February 10, 2014).

(e)(13)	Letter Agreement, dated March 18, 2014, between the Company and Paul L. Berns (incorporated by reference to Exhibit 10.35 to the Form 10-Q filed by the Company with the SEC on May 12, 2014).

(e)(14)	Form of Employee Time-Vesting Stock Option Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.37 to the Form 10-K filed by the Company with the SEC on March 16, 2015).

(e)(15)	Form of Employee Time-Vesting Restricted Stock Unit Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.38 to the Form 10-K filed by the Company with the SEC on March 16, 2015).

(e)(16)	Form of Employee Performance-Vesting Restricted Stock Unit Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.39 to the Form 10-K filed by the Company with the SEC on March 16, 2015).

(e)(17)	Form of Binding Notice of Amendment to Outstanding Stock Option, Restricted Stock and Restricted Stock Unit Awards, dated as of February 3, 2015 (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Company with the SEC on May 8, 2015).

(e)(18)	Form of Director Time-Vesting Stock Option Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

(e)(19)	Form of Director Time-Vesting Restricted Stock Unit Grant Notice and Award Agreement (Settlement Upon Vesting) (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

(e)(20)	Form of Director Time-Vesting Restricted Stock Unit Grant Notice and Award Agreement (Deferred Settlement) (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

(e)(21)	Letter Agreement, dated April 9, 2014, between the Company and Ryan T. Sullivan (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

(e)(22)	Amended and Restated Letter Agreement, dated April 29, 2015, between the Company and Vincent P. Ippolito (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

(e)(23)	Letter Agreement, dated May 15, 2015, between the Company and Graeme Bell (incorporated by reference to Exhibit 10.6 to the Form 10-Q filed by the Company with the SEC on August 7, 2015).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ANACOR PHARMACEUTICALS, INC.

By:	/s/ Paul L. Berns
	Name:	Paul L. Berns
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

Dated: May 26, 2016

Annex A

May 14, 2016

The Board of Directors

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, California 94303

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Anacor Pharmaceuticals, Inc. (“Anacor”) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger proposed to be entered into (the “Merger Agreement”) among Anacor, Pfizer Inc. (“Pfizer”), and Quattro Merger Sub Inc., a wholly owned subsidiary of Pfizer (“Merger Sub”). As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share (the “Anacor Common Stock”), of Anacor at a price of $99.25 per share (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into Anacor (such merger together with the Tender Offer, the “Transaction”) and each outstanding share of Anacor Common Stock not previously tendered will be converted into the right to receive the Consideration.

In arriving at our opinion, we reviewed a draft dated May 13, 2016 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Anacor concerning the business, operations and prospects of Anacor. We examined certain publicly available business and financial information relating to Anacor as well as certain financial forecasts and other information and data relating to Anacor which were provided to or discussed with us by the management of Anacor. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Anacor Common Stock; the historical and projected earnings and other operating data of Anacor; and the capitalization and financial condition of Anacor. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Anacor. In connection with our engagement and at the direction of Anacor, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Anacor. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Anacor that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Anacor provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Anacor that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Anacor as to the future financial performance of Anacor.

The Board of Directors

Anacor Pharmaceuticals, Inc.

May 14, 2016

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Anacor or the Transaction. Representatives of Anacor have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary in any respect material to our analysis. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Anacor nor have we made any physical inspection of the properties or assets of Anacor. Our opinion does not address the underlying business decision of Anacor to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Anacor or the effect of any other transaction in which Anacor might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Anacor in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Anacor and Pfizer unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation. We acted as joint book-running manager in Anacor’s initial public offering of Anacor Common Stock and subsequent convertible notes offering, and we are counterparty to a portion of the capped call arrangement related to the convertible notes, which would be unwound according to its terms in connection with the consummation of the merger. We provide a variety of transactional, lending, underwriting, cash management, foreign exchange, trading and advisory services for Pfizer and its affiliates. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Anacor and Pfizer and affiliated entities for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Anacor, Pfizer and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Anacor in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of Anacor Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in

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the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment

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shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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